Exhibit 4(c)(i)

The Lincoln National Life Insurance Company
Amendment
For use with INDEXED ACCOUNT(S) RIDER, form AR-601

This Amendment is a part of the Indexed Account(s) Rider AR-601 (“the Rider”) to which it is attached and is effective on the Contract Date. This Amendment is subject to the terms and conditions of the Rider to which it is attached unless otherwise stated herein. This Amendment will terminate upon termination of the Rider.

The Indexed Account(s) Rider is amended as follows:
1.	The following is added to Page 1 of the Rider:
This Rider establishes a point-to-point with a Performance Cap index crediting strategy with Protection Level for the Contract to which it is added. The provisions of this Rider are effective if a new Segment is established upon an allocation to or when a transfer is made to an Indexed Account with a Performance Cap index crediting strategy and Protection Level.
If another Indexed Account(s) Rider is attached to the Contract, the provisions of that Indexed Account(s) Rider shall govern the rules of the Segments established upon an allocation to or when a transfer is made to an Indexed Account available under that Rider.

2.	The “Anniversary Date” definition in the DEFINITIONS section of the Rider is replaced in its entirety by the following:
Anniversary Date is the same calendar month and day as the initial Start Date under the Contract, each calendar year. If in any calendar year such Anniversary Date is not a Valuation Date, any transactions involving the Indexed Account(s) that should have occurred on the Anniversary Date will be processed by Us on the first Valuation Date following that Anniversary Date.

3.	The “Contract Value” definition in the DEFINITIONS section of the Rider is replaced in its entirety by the following:
Contract Value, for the purpose of this Rider, means prior to the Annuity Commencement Date, the sum of the values of the Variable Subaccount(s), the Fixed Account, if available, the Transfer Account and any Segment(s) in effect under the Contract as determined on a given Valuation Date.

4.	The “Start Date” definition in the DEFINITIONS section of the Rider is replaced in its entirety by the following:
Start Date is the Valuation Date on which the Term for a Segment begins. The initial Start Date is set under the Contract on the Valuation Date that coincides with the beginning of the Term for the initial Segment(s) to an available Indexed Account under this Rider and/or any Indexed Account(s) Rider attached to the Contract. The Contract may only have one initial Start Date and once set, the date will not change .

5.	The “Segment(s)” definition in the DEFINITIONS section of the Rider is replaced in its entirety by the following:
Segment(s) is/are the specific Indexed Account option(s) established for the Owner under the Contract.

6.	The first paragraph of the Allocation and Transfer of Amounts to the Indexed Account(s) provision of the Rider is replaced in its entirety with the following:
Allocation and Transfer of Amounts to the Indexed Account(s)
Allocations or transfers to establish the initial Segment(s) to an available Indexed Account under the Contract occurs on the initial Start Date. The initial Start Date may  (a) begin on the Contract Date, (b) be delayed for the period shown under Transfers to the Initial Indexed Account(s) in the Indexed Account(s) Contract Specifications, or (c) begin on any Valuation Date after the Contract Date (other than February 29th).

7.	The Effect on Other Riders provision of the Rider is deleted in its entirety.